Mail Stop 4561

September 24, 2007

John Robert Thorson
Senior Vice President and Chief Financial Officer
Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

> **Re:** **Westamerica Bancorporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 001-9383**

Dear Mr. Thorson:

We have reviewed your supplemental response letter dated September 19, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006
Composition of Allowance for Loan Losses, page 29

1.	Please revise your future filings to disclose the methods you use to determine the unallocated allowance and the amounts of key components.

2.	Consider when revising whether additional risk factors or other disclosure may be necessary to explain conditions which give rise to losses.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald Walker
Senior Assistant Chief
Accountant